

Mail Stop 3561

September 1, 2009

<u>Via International Mail</u>

Zishen Wu
Chairman, President and Chief Executive Officer
Yongye Biotechnology International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

> **Re:** **Yongye Biotechnology International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 13, 2009**
> **File No. 333-159892**

Dear Mr. Wu:

We have reviewed your responses to the comments in our letter dated July 8, 2009 and have the following additional comments.

<u>General</u>

1.   Refer to prior comment 4. Please disclose the name of the independent accountant that will review the updated interim financial statements or alternatively provide the information regarding the change in your accountant. We note that the disclosures required by Item 304 of Regulation S-K need not be provided if previously reported but we believe that you should disclose the name of the independent accountant that will review the updated financial statements since that accountant will not be the same accountant that provided the audit reports.

2.   Refer to prior comment 5. Please provide all of the information required by Schedule II with respect to the allowance for doubtful accounts for all periods presented. We note that some of the information was provided in Note 3 to the March 31, 2009 financial statements but not all of the required information was provided nor was it presented for all periods.

3. Refer to prior comment 6. Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

4. Please revise the risk factor cross-reference here and throughout the prospectus to note that the risk factor section begins on page 5.

Our Company, page 1

5. Please revise here and throughout the prospectus to clarify your belief that your fulvic acid process produces the "purest and most effective fulvic acid base" is based upon your own internal data rather than industry research and government testing. Alternatively, disclose the third-party research and testing.

6. Further, please revise throughout to identify as your belief any factually presented statements about the quality or effectiveness or your products.

7. Please disclose the reason for the merger with Yongye International, Inc. in June 2009 if other than for a name change.

8. Refer to the third paragraph on page 1. Please identify Roth Capital Partners, LLC by its full name since this is the first reference to Roth.

9. We note your response to prior comment 12; however, please provide additional information to support your claimed exemptions. Specifically, describe the nature of solicitation undertaken by your placement agent, the number of purchasers in each offering and the type of information made available to the offerees.

10. We also note that you filed a Form D on May 13, 2009, shortly after the May offering. This form, which states you relied upon Rule 506 of Regulation D for an exemption from registration, appears to cover the shares sold in the May offering. If true, please revise the disclosure in this section and in Part II to reflect your specific reliance upon Rule 506 for that offering.

Risk Factors, page 5

11. We note your response to prior comment number 15. Please, however, revise or delete the third sentence in the introductory paragraph.

The CJV is still in the process of transitioning, page 5

12. Revise to describe when you will determine the total liability to the predecessor and when you will complete the payment of those amounts.

There may not be sufficient liquidity, page 13

13. Revise to explain further why the volume of trading and price of your stock create risks for investors.

Management's Discussion and Analysis, page 15

14. We note your response to prior comment 22. Please, however, continue to revise throughout the prospectus to provide substantiation for all statistical data and substantive claims, including quotations, about or provided by outside parties or the Chinese government. For any substantiation provided, please include information regarding where investors can access the information and whether that information is available for free or a nominal fee. Examples include the plans and studies cited in the first two paragraphs on page 16 and the data discussed in the last sentence on page 20. Please note that these are only examples and do not represent an exhaustive list of all areas that need further revision or disclosure.

15. Please also continue to remove marketing language and unproven claims about your products, unless you clearly identify those as management's belief. Examples include the sixth sentence of the second paragraph on page 15, the last sentence of the third paragraph on page 15 and the last two sentences on page 33. Please note that these are only examples and do not represent an exhaustive list of all areas that need further revision or disclosure.

16. Please define "Shengmingsu."

Drought, page 15

17. Provide more information about why you do not believe that the drought will impact your sales activities.

Three months ended March 31, 2009, page 19

18. Please revise the second paragraph on page 20 to clarify whether you received preferential income tax treatment for the first two quarters of 2009.

Liquidity and Capital Resources, page 20

19. We note your response to our prior comment 28. Merely reciting changes in line items reported in the statement of cash flows is not sufficient to provide a basis for an investor to analyze the impact on cash. For operating cash flows, your discussion should address material changes in the underlying drivers in term of cash. For example, explain the drivers for the change in accrued expenses, accounts payable and the other working capital accounts and how it resulted in a

use of cash. Refer to the guidance in Section IV (B) of FR-72 (Release No. 33-8350).

The Financial Crisis, page 20

20. We note your response to prior comment 30. Please revise this section to clarify why inhibited economic growth would be a positive factor for your shareholders as this section suggests.

21. Refer to the second paragraph on page 21. It is not clear why the narrative included in this paragraph explains the dramatic changes in cash flows discussed in the prior paragraph. For example, why did these factors cause such a large increase for the quarter ended March 31, 2009 but not for the same quarter in 2008?

Net Sales, page 23

22.   We note your response to our prior comment 32. In light of your statement that once the manufacturing process from procurement of raw materials to final production is transitioned to the CJV, you anticipate margins to remain relatively the same because the contract manufacturer's current mark up on finished goods is only a small premium over the cost of raw materials and overhead, please revise your discussion to explain in greater detail why the increase in margin was largely due to your fixed rate contract for finished goods as opposed to the predecessor company's model of buying raw materials and producing goods which put them at risk of fluctuation of raw material prices. It would appear the improvement the margin was not due to your fixed rate contract.

Selling General & administrative Expenses, page 25

23.   Refer to prior comment 35. Please revise to quantify all material factors to which variances are attributed. For example, we note your revised disclosure on page 25 but it does not appear that you have quantified all material factors to which the variance is attributed since you have only quantified about 50% of the variance.

Quantitative and Qualitative Disclosure about Market Risk, page 28

24. We note your response to prior comment 42. Though you are not obligated to provide disclosure pursuant to Item 305 of Regulation S-K as a smaller reporting company, because you have chosen to provide market risk disclosure, you are required to comply with the entire item. Please, accordingly, provide quantitative disclosure if you choose to retain this discussion.

Business Overview, page 29

25. We note your response to prior comment 23 and the corresponding exhibit. Please file an exhibit that specifically gives consent to the use of the expert's name in the registration statement.

26. Please revise this disclosure to clarify whether the data confirmed by SEAL are applicable to both plant and animal nutrient compounds or just crops and vegetables.

27. Please also clarify, if true, that SEAL did not perform its own testing of your products; rather, it based all of its conclusions on your data and representations.

Our Corporate History and Background, page 32

28. Please revise your disclosure in the first paragraph on page 32 to describe the capital contribution of Asia Standard Oil Limited and indicate whether the amount of registered capital has been fully paid.

Our Principal Products and Services, page 33

29. We note your response to prior comment 47. It is still unclear, however, what component of your process constitutes proprietary technology aside from your patented (or patent pending) technology. You state that the fulvic acid base compound is proprietary, but note also that it is produced naturally. Similarly, you state that your "proprietary process" is the extraction of fulvic acid from humic acid. Please, accordingly, revise to clarify whether your proprietary technology is the method of extraction, a compound that you have modified from that produced naturally, a compound that differs from that found in nature because of how you extract it or something else.

30. Furthermore, we note that your processes for mixing plant and animal nutrients are patented (or patent pending). Because you consider the fulvic acid extraction processes discussed above to be proprietary, please disclose why you have not similarly applied for patents covering that technology.

Financing Transactions, page 39

31. Tell us whether the shares included in this registration statement include any of the September escrow shares.

Directors and Executive Officers, page 42

32. We note your response to prior comment 51. Please, however, revise to provide how investors can access the quoted material discussing Qiang Zhao's expertise or delete such references.

Selling Stockholders, page 51

33. We note your response to prior comment 60. Please tell us how counsel will provide an opinion that these shares are fully paid. In addition, revise the footnotes to the table to disclose the number of shares that each investor that is a party to the Make Good Escrow Agreement will receive if the thresholds in the agreement are not met. Indicate also that if the shares are transferred, those parties will become the selling shareholders rather than Full Alliance. Tell us how you intend to update the registration statement and inform impacted selling shareholders.

Consolidated Statements of Income, page F-4

34. Refer to prior comment 66. Please remove the computation of net income per share for fiscal 2007 as this appears to be a pro forma calculation.

Organization, page F-8

35. Refer to prior comment 68. Please (i) provide to us the balance sheet and income statement of Fullmax as of and for the year ended December 31, 2007, as previously requested; (ii) explain in greater detail the facts and circumstances surrounding the combination of commonly controlled entities whereby Fullmax took ownership of Asia Standard Oil, Ltd and explain how the entities were under common control; and (iii) explain the meaning of Asia Standard Oil, Ltd. ownership interest in Yongye Nongfeng **by contract**.

Accounts receivable and Bad Debt Reserve, page F-11

36. Refer to prior comment 72. We note that you reserve 10, 20, 50, and 100 percent of accounts receivable balances that have been outstanding for between six to 12 months, one to two years, two to three years, and more than three years, respectively. As previously requested, please explain to us why these allowance percentages and corresponding periods outstanding were selected and why you believe they are appropriate.

Signatures, page II-5

37. Please revise your signature page to comply with the format required by Form S-1. In this regard, your CEO, CFO and controller or chief accounting officer need to sign alongside a majority of your board of directors below the second sentence.

Exhibit 5.1

38. Please provide a revised opinion of counsel that covers all of the shares offered.

39. Please have counsel remove assumption (e) in the second paragraph, at least as it relates to the company, as this appears to be an important matter underlying the opinion.

40. We note counsel is not opining on Chapter 90 of the Nevada Revised Statutes. Please have counsel remove this limitation as references to state securities laws should be sufficient.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz,
Branch Chief - Legal

cc: Mitchell S. Nussbaum, Esq.
         (*via facsimile*) *(212) 504-3013*